UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Cygne Designs, Inc.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

232556100

(CUSIP Number)

Serge Kraif
19 Avenue Krieg
1208 Geneva
Switzerland
(310) 890-0848

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 15, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Page 1 of 5)

_____________________
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 232556100

1		NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Serge Kraif
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* PF
5		CHECK BOX OF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 17,623,486
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 17,623,486
	10	SHARED DISPOSITIVE POWER
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,623,486
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 46.5% (1)
14		TYPE OF REPORTING PERSON* IN

(1) Based on a total of 37,917,682 shares of the Company’s common stock issued and outstanding as of September 9, 2008, as reported by the Company in its Quarterly Report on Form 10-Q for the period ended July 31, 2008 filed on September 19, 2008.

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This Schedule 13D/A amends the following sections of the Schedule 13D filed with the Securities and Exchange Commission on August 16, 2007, as amended by Amendment No. 1 filed on August 20, 2007, and Amendment No. 2 filed on November 29, 2007 (collectively, this “Schedule 13D”):

Item 3.  Source and Amount of Funds or Other Consideration.

The Reporting Person acquired 8,800,000 shares of common stock, $0.01 par value per share, of Cygne Designs, Inc. (the “Company”) on August 9, 2007 pursuant to a note conversion transaction (the “Transaction”) with the Company. In the Transaction, the Company and the Reporting Person entered into a Note Conversion Agreement effective January 31, 2007 pursuant to which, upon approval of the Company’s stockholders, which approval was received on August 9, 2007, the Company issued to the Reporting Person (i)  8,800,000 shares of its common stock in payment of $22.0 million of $37.0 million of the outstanding $38.5 million principal amount of a convertible subordinated promissory from the Company (the “Note”) held by the Reporting Person; (ii) a convertible note in the principal amount of $15.0 million that is convertible into shares of Company common stock at a conversion price of $3.50 per share in payment of $15.0 million of the Note, and (iii) a warrant to purchase up to 4,400,000 shares of the Company’s common stock at a price of $3.00 per share (the “Warrant”).

The initial aggregate principal amount of the Note is $15 million which is convertible into 4,285,715 shares of Company’s common stock at a conversion price of $3.50 per share. The Note is convertible at any time, if not previously converted, and will mature on January 31, 2014 when the outstanding principal is due and payable. The Warrant is exercisable at any time and from time to time between February 15, 2009 and January 31, 2012. Prior to December 15, 2008, the Warrant was not included in the aggregate amount beneficially owned by the Reporting Person in this Schedule 13D pursuant to Section 13d-3(d) of the Securities Exchange Act of 1934, as amended, as the Reporting Person did not have a right to exercise the Warrant within 60 days from the time of filing of this Schedule 13D. As of December 15, 2008, the Reporting Person does have a right to exercise the Warrant within 60 days from the time of filing this Amendment to the Schedule 13D.

The Reporting Person did not effect any transactions in the common stock of the Company in the past 60 days.

Item 4.  Purpose of Transaction.

Reference is made to the disclosure set forth under Item 3 of this Schedule 13D, which disclosure is incorporated herein by reference.

The shares of common stock to which this Schedule 13D relates are held by the Reporting Person as an investment.  The Reporting Person disclaims any membership in a group relating to the Company.

Pursuant to the Warrant, the Reporting Person has a right to purchase up to 4,400,000 shares of the Company’s common stock at a price of $3.00 per share.  The Warrant is exercisable at any time and from time to time between February 15, 2009 and January 31, 2012. The Warrant is included in the aggregate amount beneficially owned by the Reporting Person in this Schedule 13D pursuant to Section 13d-3(d) of the Securities Exchange Act of 1934, as amended, as the Reporting Person has a right to exercise the Warrant within 60 days from the time of filing of this Schedule 13D.

Pursuant to the Note, the Reporting Person has the right to convert the $15 million initial aggregate principal amount of the Note into shares of the Company’s common stock at a conversion price of $3.50 per share for an aggregate of 4,285,715 shares.

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Other than as described in this Schedule 13D, the Reporting Person is not aware of any plans or proposals which would result in the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; any change in the present board of directors or management of the Company, including any place or proposals to change the number or term of directors or to fill any existing vacancies on the Company's Board; any material change in the present capitalization or dividend policy of the Company; any other material change in the Company's business or corporate structure; any changes in Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; causing a class of securities of the Company to be delisted from national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; a class of equity securities of the Company becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

Reference is made to the disclosure set forth under Items 3 and 4 of this Schedule 13D, which disclosure is incorporated herein by reference.

The Reporting Person may be deemed to beneficially own, in the aggregate, 17,623,486 shares of the Company’s common stock (the “Shares”) (representing 8,937,771 Shares of the Company’s common stock, the Note in the initial aggregate principal amount of $15 million which initial aggregate principal amount is convertible into 4,285,715 Shares and the Warrant to purchase 4,400,000 Shares), representing 46.5% of the Company’s outstanding Shares (based upon 37,917,682 shares outstanding as reported in the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ending July 31, 2008 filed on September 19, 2008). The Reporting Person has the sole power to vote and dispose of the Shares.

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SIGNATURE
After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Dated: December 17, 2008	/s/ Serge Kraif
Serge Kraif

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